          As filed with the Securities and Exchange Commission on March 21, 2000
                                                   Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              ---------------------

                                    8X8, INC.
             (Exact name of Registrant as specified in its charter)

    DELAWARE                      2445 MISSION COLLEGE BLVD.           77-0142404
(State or other jurisdiction of     SANTA CLARA, CA 95054           (I.R.S. Employer
 incorporation or organization)        (408) 727-1885            Identification Number)

(Address, including zip code, and telephone number, including area code, of the
                    Registrant's principal executive offices)
                                   PAUL VOOIS
                CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                                    8X8, INC.
                           2445 MISSION COLLEGE BLVD.
                              SANTA CLARA, CA 95054
                                 (408) 727-1885
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                              ---------------------

                                   Copies to:
                             ROBERT A. KOENIG, ESQ.
                                 NAMEE LEE, ESQ.
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                              MENLO PARK, CA 94025
                                 (650) 328-4600

                              ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              ---------------------

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                               PROPOSED           PROPOSED
                                                                MAXIMUM            MAXIMUM
        TITLE OF EACH CLASS                 AMOUNT             OFFERING           AGGREGATE         AMOUNT OF
          OF SECURITIES TO                   TO BE               PRICE            OFFERING        REGISTRATION
           BE REGISTERED                  REGISTERED         PER SHARE(1)         PRICE(1)             FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value          1,378,119 shares       $23.31           $32,123,953        $8,480.72
=================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock on March 15, 2000, as reported on the Nasdaq National Market.

                              --------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE AMENDED OR CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES PURSUANT TO THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED MARCH __, 2000

PROSPECTUS

                        1,378,119 SHARES OF COMMON STOCK

                                    8X8, INC.

      This prospectus relates to the public offering, which is not being underwritten, of 1,378,119 shares of our common stock which is held by the selling stockholders identified on page 13 of this prospectus.

      The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

      Our common stock is quoted on the Nasdaq National Market under the symbol "EGHT." On March 20, 2000, the last sale price of our common stock was $25.44 per share.


                              ---------------------


      THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" COMMENCING ON PAGE 3 IN DETERMINING WHETHER TO PURCHASE THE COMMON STOCK.


                             ----------------------


      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              ---------------------


                  THE DATE OF THIS PROSPECTUS IS MARCH __, 2000

                       WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (SEC). Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning 8x8, Inc. may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

      The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders have sold all the shares.

      The following documents filed with the SEC are incorporated by reference in this prospectus:

      1.    Our Current Report on Form 8-K, filed February 15, 2000;

      2. Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1999 filed February 14, 2000;

      3.    Our Current Report on Form 8-K, filed December 23, 1999;

      4. Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 filed November 15, 1999;

      5.    Our Current Report on Form 8-K, filed November 9, 1999;

      6.    Our Current Report on Form 8-K/A, filed August 9, 1999;

      7. Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 filed August 9, 1999;

      8. Our Proxy Statement dated June 8, 1999, filed in connection with our 1999 Annual Meeting of Stockholders;

      9.    Our Current Report on Form 8-K, filed June 7, 1999;

      10. Our Annual Report on Form 10-K for the year ended March 31, 1999 filed May 24, 1999; and

      11. The description of our common stock in our registration statement on Form 8-A on November 21, 1996, including any amendments or reports filed for the purpose of updating such description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than the exhibits to those documents. You should direct any requests for documents to David M. Stoll, Chief Financial Officer and Vice President, Finance, 2445 Mission College Blvd., Santa Clara, California 95054, telephone: (408) 727-1885.

                                   THE COMPANY

      We develop, manufacture and market telecommunications equipment and software focused primarily on multimedia Internet protocol, or IP, applications. Our products are highly integrated, leverage our proprietary technology and are comprised of multimedia communication semiconductors, multimedia compression algorithms, network protocols and embedded system design. Our products are used in applications including voice-over-IP, or VoIP, videoconferencing and video monitoring. We market our products mainly to original equipment manufacturers
(OEMs) to distributors and dealers for our video monitoring system products and to internet service providers (ISPs), competitive local exchange carriers and data local exchange carriers for certain of our VoIP products.

      In May 1999 we acquired Odisei S.A., a privately held, development stage company based in Sophia Antipolis, France, that developed a software-based IP private branch exchange, or PBX, application that enables voice services and advanced PBX call control features.

      On January 24, 2000, we entered into an agreement pursuant to which STMicroelectronics NV purchased 3.7 million shares of our common stock at a price of $7.50 per share for a total investment of $27.75 million. This transaction is part of a strategic partnership with STMicroelectronics NV to develop and market semiconductor products for VoIP applications. Under the strategic partnership, STMicroelectronics NV took a non-exclusive, royalty-bearing license to 8x8's VoIP software and digital signal processor technology.

      We are contemplating possible strategic alternatives, including a sale, spin-off or joint venture transaction, that could result in the disposition of all or part of our video monitoring business unit. We have made no definitive decision with respect to any such transaction and there can be no assurance that such a transaction could be completed.

      Our principal offices are located at 2445 Mission College Blvd., Santa Clara, California 95054 and our telephone number is (408) 727-1885.


                                  RISK FACTORS

      Before you invest in our common stock, you should become aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the documents incorporated in this prospectus by reference, before you decide whether to purchase shares of our common stock. The risks set out below may not be exhaustive.


WE HAVE A HISTORY OF LOSSES AND WE ARE UNCERTAIN AS TO OUR FUTURE PROFITABILITY

      We recorded an operating loss of $17.5 million in the nine month period ended December 31, 1999 and had an accumulated deficit of $44.3 million at December 31, 1999. In addition, we recorded operating losses for the fiscal year ended March 31, 1999 and in three of the four quarters in fiscal 1998. We would not have been profitable in fiscal 1998 had we not received nonrecurring license and other revenues. We expect to continue to incur operating losses for the foreseeable future, and such losses may be substantial. We will need to generate significant revenue growth to achieve profitability. Given our history of fluctuating revenues and operating losses, we cannot be certain that we will be able to achieve profitability on either a quarterly or annual basis.

OUR OPERATING RESULTS MAY DECLINE FROM PREVIOUS PERIODS IF WE ARE UNABLE TO SECURE FUTURE LICENSE AND OTHER SOURCES OF REVENUES

      In the past, we have received substantial revenues from licensing of technology. License and other revenues, all of which were nonrecurring, were $3.1 million and $3.7 million for the nine month periods ended December 31, 1999 and 1998, respectively, and were $5.5 million and $14.5 million in the fiscal years ended March 31, 1999 and

1998, respectively. If we do not receive additional revenues from licensing of our technology in the future, our operating results may decline from previous periods.

WE HAVE DISCONTINUED OUR VIATV PRODUCT LINE AND ARE CONTEMPLATING STRATEGIC TRANSACTIONS THAT MAY INVOLVE A DISPOSITION OF ALL OR PART OF OUR VIDEO MONITORING BUSINESS UNIT. IF WE CANNOT LOWER EXPENSES, OUR OPERATING RESULTS MAY DECLINE

      We announced in April 1999 that we would cease production of our ViaTV product line and withdraw from our distribution channels over the next several quarters. In the third quarter and nine months ended December 31, 1999, ViaTV product revenues represented approximately 8% and 18% of total product revenues, respectively. For the years ended March 31, 1999 and 1998, ViaTV revenues represented 49% and 38% of product revenues, respectively. We have been successful in selling the majority of existing ViaTV related inventories as of December 31, 1999 and, therefore, we do not anticipate any material revenues from our ViaTV product line in the future. We do not expect to be able to generate revenues from our other products to compensate for the loss of ViaTV revenues for at least the next twelve months, if at all. If we cannot adequately compensate for lower revenues with decreased manufacturing overhead expenses and with lower operating expenses, it could have a material adverse effect on our business and operating results. In addition, our sales have been historically higher during the third fiscal quarter which corresponds to the Christmas shopping season. The discontinuation of our ViaTV product line may impact this pattern.

      We are also contemplating strategic alternatives for our video monitoring business unit. We are contemplating possible strategic alternatives, including a sale, spin-off or joint venture transaction that could result in the disposition of all or part of our video monitoring business unit. We have made no definitive decision with respect to any such transaction and there can be no assurance that such a transaction could be completed. In the third quarter and nine months ended December 31, 1999, video monitoring product revenues represented approximately 33% and 29% of total product revenues, respectively. For the fiscal year ended March 31, 1999, video monitoring product revenues represented approximately 11% of product revenues. If we cease to derive revenues from the sale of video monitoring products, and are not able to adequately compensate for lower revenues with decreased manufacturing overhead expenses and with lower operating expenses, it could have an adverse effect on our business and operating results.

THE GROWTH OF OUR BUSINESS AND FUTURE PROFITABILITY DEPENDS ON FUTURE BROADBAND TELEPHONY REVENUE

      We believe that our business and future profitability will be largely dependent on widespread market acceptance of our broadband telephony products. Neither our multimedia communications semiconductor business nor our video monitoring business have provided, nor are they expected to provide, sufficient revenues to profitably operate our business. To date, we have not generated significant revenue from the sale of our broadband telephony products. If we are not able to generate significant revenues selling into the broadband telephony market, it would have a material adverse effect on our business and operating results.

THE GROWTH OF OUR BUSINESS DEPENDS ON THE GROWTH OF THE IP TELEPHONY MARKET

      Success of our broadband telephony product strategy assumes that there will be future demand for IP telephony systems. In order for the IP telephony market to continue to grow, several things need to occur. Telephone service providers must continue to invest in the deployment of high speed broadband networks to residential and commercial customers. IP networks must improve quality of service for real-time communications, managing effects such as packet jitter, packet loss and unreliable bandwidth, so that toll-quality service can be provided. IP telephony equipment must achieve the 99.999% reliability that users of the public switched telephone network have come to expect from their telephone service. IP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. If any or all of these factors fail to occur our business may not grow.

OUR FUTURE OPERATING RESULTS MAY NOT FOLLOW PAST OR EXPECTED TRENDS DUE TO MANY FACTORS AND ANY OF THESE COULD CAUSE OUR STOCK PRICE TO FALL

      Our historical operating results have fluctuated significantly and will likely continue to fluctuate in the future, and a decline in our operating results could cause our stock price to fall. On an annual and a quarterly basis there are a number of factors that may affect our operating results, many of which are outside our control. These include, but are not limited to:

o   changes in market demand;

o   the timing of customer orders;

o   competitive market conditions;

o   lengthy sales cycles, regulatory approval cycles;

o   new product introductions by us or our competitors;

o   market acceptance of new or existing products;

o   the cost and availability of components;

o   the mix of our customer base and sales channels;

o   the mix of products sold;

o   the management of inventory;

o   the level of international sales;

o   continued compliance with industry standards; and

o   general economic conditions.

      Our gross margin is affected by a number of factors including, product mix, the recognition of license and other revenues for which there may be no or little corresponding cost of revenues, product pricing, the allocation between international and domestic sales, the percentage of direct sales and sales to resellers, and manufacturing and component costs. The markets for our products are characterized by falling average selling prices. We expect that, as a result of competitive pressures and other factors, gross profit as a percentage of revenue for our semiconductor products will likely decrease for the foreseeable future. The market for IP telephony semiconductors is likely to be a high volume market characterized by commodity pricing. We will not be able to generate average selling prices or gross margins for our IP telephony semiconductors similar to those that we have historically commanded for our videoconferencing semiconductors. In addition, the gross margins for our video monitoring and broadband systems products are, and will likely continue to be, substantially lower than the gross margins for our videoconferencing semiconductors. In the likely event that we encounter significant price competition in the markets for our products, we could be at a significant disadvantage compared to our competitors, many of which have substantially greater resources, and therefore may be better able to withstand an extended period of downward pricing pressure.

      Variations in timing of sales may cause significant fluctuations in future operating results. In addition, because a significant portion of our business may be derived from orders placed by a limited number of large customers, including OEM customers, the timing of such orders can also cause significant fluctuations in our operating results. Anticipated orders from customers may fail to materialize. Delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements or international economic conditions. The adverse impact of a shortfall in our revenues may be magnified by our inability to adjust spending to compensate for such shortfall. Announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing products, which would also have a material adverse effect on our business and operating results.

      As a result of these and other factors, it is likely that in some or all future periods our operating results will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price for our common stock.

WE MAY NOT BE ABLE TO MANAGE OUR INVENTORY LEVELS EFFECTIVELY WHICH MAY LEAD TO INVENTORY OBSOLESCENCE WHICH WOULD FORCE US TO LOWER OUR PRICES

      Our products have lead times of up to several months, and are built to forecasts that are necessarily imprecise. Because of our practice of building our products to necessarily imprecise forecasts, it is likely that, from time to time, we will have either excess or insufficient product inventory. For example, we had significant inventory quantities of ViaTV products, both on hand and at our retail distributors when we discontinued production in April 1999. In the fourth quarter ended March 31, 1999, cost of product revenues included a $5.7 million charge associated with the write off of inventories related to our decision to cease production of our ViaTV product line. Excess inventory levels would subject us to the risk of inventory obsolescence and the risk that our selling prices may drop below our inventory costs, while insufficient levels of inventory may negatively affect relations with customers. Any of these factors could have a material adverse effect on our operating results and business.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO SUPPORT OUR GROWTH, AND FAILURE TO DO SO IN A TIMELY MANNER MAY CAUSE US TO DELAY OUR PLANS FOR GROWTH

      As of December 31, 1999, we had approximately $21.8 million in cash and cash equivalents. We believe that we will be able to fund planned expenditures and satisfy our cash requirements for at least the next twelve months from cash flow from operations, if any, and existing cash balances. However, we may seek to explore business opportunities, including acquiring or investing in complementary businesses or products, that will require additional capital from equity or debt sources. Additionally, the development and marketing of new products could require a significant commitment of resources, which could in turn require us to obtain additional financing earlier than otherwise expected. We may not be able to obtain additional financing as needed on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy which could seriously harm our business, financial condition and results of operations. If we issue additional equity or convertible debt securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock.

WE DEPEND ON PURCHASE ORDERS FROM KEY CUSTOMERS AND FAILURE TO RECEIVE SIGNIFICANT PURCHASE ORDERS IN THE FUTURE WOULD CAUSE A DECLINE IN OUR OPERATING RESULTS

      Historically, a significant portion of our sales have been to relatively few customers, although the composition of these customers has varied. Revenues from our ten largest customers for the third quarter and nine months ended December 31, 1999 accounted for approximately 44% and 40%, respectively, of total revenues. Revenues from our ten largest customers for the fiscal years ended March 31, 1999 and 1998 accounted for 40% and 61%, respectively, of total revenues. 3Com Corp. accounted for 20% of total revenues during the year ended March 31, 1998. Substantially all of our product sales have been made, and are expected to continue to be made, on a purchase order basis. None of our customers has entered into a long-term agreement requiring it to purchase our products. In the future, we will need to gain purchase orders for our products to earn additional revenue. Further, all of our license and other revenues are nonrecurring.

TECHNICAL AND QUALITY DIFFICULTIES COULD IMPEDE MARKET ACCEPTANCE OF OUR VIDEO MONITORING PRODUCTS WHICH WOULD LIMIT OUR GROWTH

      Due to bandwidth constraints, certain of our video monitoring products transmit video over a plain old telephone system, which is known as POTS, at a frame rate and resolution that are significantly less than the frame rate and resolution of standard closed circuit TV monitors. Furthermore, audio transmitted over a POTS line has a fidelity that is often less than toll quality and that degrades in the presence of background noise. The POTS infrastructure varies widely in configuration and integrity, can degrade, make unreliable or even eliminate the digital connections between our video monitoring products. The security industry demands a high degree of quality, robustness and reliability of its products. Actual or perceived technical difficulties or insufficient video or audio quality could cause our existing customers to forego future purchases or cause potential customers to seek alternative solutions, either of which would limit the growth of our business.

WE FACE INTENSE COMPETITION

      We compete with both manufacturers of digital signal processing semiconductors and gateway products developed for the growing VoIP marketplace. We also compete with manufacturers of multimedia communication semiconductors and systems. In addition, we compete with manufacturers of private branch exchange (PBX) systems focused on small and medium size businesses. The markets for our products are characterized by intense competition, declining average selling prices and rapid technological change.

      IP Telephony and Videoconferencing Products

      The principal competitive factors in the market for IP telephony and videoconferencing semiconductors include product definition, product design, system integration, chip size, functionality, time-to-market, adherence to industry standards, price and reliability. We have a number of competitors in this market including Analog Devices, AudioCodes Ltd., Broadcom Corporation, Conexant, DSP Group, Lucent Technologies Inc., Motorola, Inc., Neo Paradigm Labs, Philips Electronics NV, Texas Instruments, Inc. and Winbond Electronics. Certain of our competitors for IP telephony and videoconferencing semiconductors maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages.

      Principal competitive factors in the market for VoIP gateway products include product definition, product design, system integration, system functionality, time-to-market, interoperability with common network equipment, adherence to industry standards, price and reliability. Currently there are a large number of system suppliers offering carrier-class gateway products such as Cisco Systems, Inc., Clarent Corporation, Mediatrix, NX Networks, Nokia Corporation, Nortel Networks, Nuera Communications, Inc., VocalTec Communications, and Lucent Technologies Inc. At this time there is limited competition in the residential and small office VoIP gateway market. We expect, however, that this market will be characterized by intense competition, declining average selling prices and rapid technology changes. In addition, our presence in the VoIP systems business may result in certain customers or potential customers perceiving us as a competitor or potential competitor, which may be used by other semiconductor manufacturers to their advantage.


      The market for our Intraswitch iPBX product is new, rapidly evolving and highly competitive. We expect competition to intensify in the future as existing competitors develop new products and new competitors enter the market. We believe that a critical factor to success in this market is our ability to establish and maintain strong partner and customer relationships with a wide variety of ISPs, competitive local exchange carriers and data local exchange carriers. If we fail to establish and maintain these relationships, we will be at a serious competitive disadvantage. Other significant competitive factors include product definition, product design, system integration, system functionality, time-to-market, interoperability with common network equipment, adherence to industry standards, price and reliability.

      We face competition from companies providing traditional PBX systems. Our principal competitors that produce traditional PBX systems are Lucent Technologies Inc. and Nortel Networks. Additionally, we face competition from companies such as NBX Corporation, acquired by 3Com Corporation, Selsius Systems, acquired by Cisco Systems, Inc., Shoreline Teleworks, Inc., Altigen Communications and Tundo Corporation as well as any number of future competitors. Many of our competitors are substantially larger than we are and have significantly greater name recognition, financial, sales and marketing, technical, customer support, manufacturing and other resources. These competitors may also have established distribution channels and relationships with service providers. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. If any technology that is competing with ours is more reliable, faster, less expensive or has other advantages over our technology, then the demand for our products and services could decrease and harm our business.

      We expect our competitors to continue to improve the performance of their current products and introduce new products or new technologies. If our competitors successfully introduce new products or enhance their existing products, this could reduce the sales or market acceptance of our products and services, increase price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We may not have sufficient resources to make these investments or to make the technological advances necessary to be competitive, which in turn will cause our business to suffer.

      Video Monitoring Products

      The competitive factors in the market for our video monitoring products include audio and video quality, acceptable phone line transmission rates, ability to connect and maintain stable connections, ease of use, price, access to enabling technologies, product design, time-to-market, adherence to industry standards, interoperability, strength of distribution channels, customer support, reliability and brand name. We expect intense competition for our video monitoring products. Competition is expected from:

o Large security equipment manufacturers. We may face intense competition for our video monitoring products from many well known, established suppliers of security equipment, such as Ademco, Pelco and Ultrak who have continually reduced the cost of their products and may enter the market for lower cost video communication products.

o Personal computer system and software manufacturers. Potential customers for our remote surveillance module products may elect instead to buy PCs pre-equipped with video communication software capabilities or a third-party software application for use on a PC. As a result, we face or may face competition from Intel, and PC software suppliers such as Microsoft, AOL, Javelin and Prism.

      ADVIS, C-Phone Corporation, Leadtek Research, Inc., Truedox Technology Corporation and Video Communication Systems GmbH are among the companies selling low-cost products targeted specifically at the video monitoring marketplace. We expect that additional companies will introduce products that compete with our video monitoring products in the future. Certain manufacturers or potential manufacturers of low-cost videophones have licensed or purchased, or may license or purchase, our technology and semiconductors in order to do so. KME and 3Com in particular have licensed substantially all of the technology underlying our ViaTV products, and may use such technology to introduce products that compete with our video monitoring products. Each of Leadtek Research, Inc. and Truedox Technology Corporation license our technology and purchase our multimedia communication semiconductors. We aggressively license our semiconductor, software and systems technology and sell our semiconductor and system products to third parties. Thus, it is likely that other OEM customers will become competitors with respect to our video monitoring products business. Other competitors may purchase multimedia communication semiconductors and related technology from other suppliers.

      Our reliance on developing vertically integrated technology, comprising systems, circuit boards, software and semiconductors, places a significant strain on us and on our research and development resources. Competitors that focus on one aspect of technology, such as systems or semiconductors, may have a considerable advantage. In addition, many of our current and potential competitors have longer operating histories, are substantially larger, and have greater financial, manufacturing, marketing, technical and other resources. Many of our competitors also have greater name recognition and a larger installed base of products. Competition in our markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better able to initiate and withstand significant price competition or downturns in the economy. There can be no assurance that we will be able to continue to compete effectively, and any failure to do so would have a material adverse effect on our business and operating results.

OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND WE DEPEND ON NEW PRODUCT INTRODUCTION IN ORDER TO MAINTAIN AND GROW OUR BUSINESS

      IP telephony and video monitoring are emerging markets and are characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in these emerging markets, as well as in the more established videoconferencing market, we must continue to design, develop, manufacture and sell new and enhanced products that provide increasingly higher levels of performance and reliability and lower cost, take advantage of technological advancements and changes, and respond to new customer requirements. Our success in designing, developing, manufacturing and selling such products will depend on a variety of factors, including:

o     the identification of market demand for new products;

o product selection; o timely implementation of product design and development;

o     product performance;

o     cost-effectiveness of products under development;

o     effective manufacturing processes; and

o     the success of promotional efforts.

      We have in the past experienced delays in the development of new products and the enhancement of existing products, and such delays will likely occur in the future. If we are unable, due to resource constraints or technological or other reasons, to develop and introduce new or enhanced products in a timely manner, if such new or enhanced products do not achieve sufficient market acceptance or if such new product introductions decrease demand for existing products our operating results would decline and our business would not grow.

IF WE DO NOT DEVELOP AND MAINTAIN SUCCESSFUL PARTNERSHIPS FOR BROADBAND TELEPHONY PRODUCTS, WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET OUR SOLUTIONS

      We are entering into new market areas and our success is partly dependent on our ability to forge new marketing and engineering partnerships. IP telephony communications systems are extremely complex and no single company possesses all the required technology components needed to build a complete end to end solution. Partnerships will be required to augment our development programs and to assist us in marketing complete solutions to our customer base. We may not be able to develop such partnerships in the course of our product development. Even if we do establish the necessary partnerships, we may not be able to adequately capitalize on these partnerships to aid in the success of our business.

INABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY OR INFRINGEMENT BY US OF A THIRD PARTY'S PROPRIETARY TECHNOLOGY WOULD DISRUPT OUR BUSINESS

      We rely in part on trademark, copyright and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation and other written materials under trade secret and copyright law, which afford only limited protection. We also rely in part on patent law to protect our intellectual property in the United States and abroad. We currently hold sixteen United States patents, including patents relating to programmable integrated circuit architectures, telephone control arrangements, software structures and memory architecture technology, and have a number of United States and foreign patent applications pending. We cannot predict whether such patent applications will result in an issued patent. We may not be able to protect our proprietary rights in the United States or abroad (where effective intellectual property protection may be unavailable or limited) and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We have in the past licensed and in the future expect to continue licensing our technology to others, many of whom are located or may be located abroad. There are no assurances that such licensees will protect our technology from misappropriation. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business and operating results.

      There has been substantial litigation in the semiconductor, electronics and related industries regarding intellectual property rights, and from time to time third parties may claim infringement by us of their intellectual property rights. Our broad range of technology, including systems, digital and analog circuits, software and semiconductors, increases the likelihood that third parties may claim infringement by us of their intellectual property rights. If we were found to be infringing on the intellectual property rights of any third party, we could be subject to liabilities for such infringement, which could be material, and we could be required to refrain from using, manufacturing or selling certain products or using certain processes, either of which could have a material adverse effect on our business and operating results. From time to time, we have received, and may continue to receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. There can be no assurance that we will prevail in these discussions and actions, or that other actions alleging infringement by the Company of third-party patents will not be asserted or prosecuted against the Company.

      We rely on certain technology, including hardware and software licensed from third parties. The loss of, or inability to maintain, existing licenses could have a material adverse effect on our business and operating results.

THE FAILURE OF IP NETWORKS TO MEET THE RELIABILITY AND QUALITY STANDARDS REQUIRED FOR VOICE COMMUNICATIONS WOULD RENDER OUR PRODUCTS OBSOLETE

      Circuit-switched networks such as the public switched telephone network feature a very high reliability, with a guaranteed quality of service. The common standard for reliability of carrier-grade real-time voice communications is 99.999%, meaning that the network can be down for only a few minutes per year. In addition, such networks have imperceptible delay and consistently satisfactory audio quality. Emerging broadband IP networks such as LANs, WANs and the Internet, or emerging last mile technologies such as cable, DSL and wireless local loop will not be used for telephony unless such networks and technologies can provide reliability and quality consistent with these standards.

OUR PRODUCTS MUST COMPLY WITH INDUSTRY STANDARDS AND FCC REGULATIONS, AND CHANGES MAY REQUIRE US TO MODIFY EXISTING PRODUCTS

      In addition to reliability and quality standards, the market acceptance of telephony over broadband IP networks is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. Broadband telephony products rely heavily on standards such as H.323, SIP, SGCP, MGCP, and H.GCP to interoperate with other vendors' equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application, and about the definition of the standards themselves. Furthermore, the industry has had difficulty achieving true multivendor interoperability for highly complex standards such as
H.323. We also must comply with certain rules and regulations of the Federal Communications Commission regarding electromagnetic radiation and safety standards established by Underwriters Laboratories as well as similar regulations and standards applicable in other countries. Standards are continuously being modified and replaced. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with various existing and evolving industry standards could delay or interrupt volume production of our broadband telephony products, which would have a material adverse effect on our business and operating results.

FUTURE REGULATION OR LEGISLATION COULD RESTRICT OUR BUSINESS OR INCREASE OUR COST OF DOING BUSINESS

      At present there are few laws or regulations that specifically address access to or commerce on the Internet, including IP telephony. We are unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the Internet may have on our business, financial condition and results of operations. Regulation may be targeted towards, among other things, assessing access or settlement charges, imposing tariffs or imposing regulations based on encryption concerns or the characteristics and quality of products and services, which could restrict our business or increase our cost of doing business. The increasing growth of the broadband IP telephony market and popularity of broadband IP telephony products and services heighten the risk that governments will seek to regulate broadband IP telephony and the Internet. In addition, large, established telecommunications companies may devote substantial lobbying efforts to influence the regulation of the broadband IP telephony market, which may be contrary to our interests.


WE MAY TRANSITION TO SMALLER GEOMETRY PROCESS TECHNOLOGIES AND HIGHER LEVELS OF DESIGN INTEGRATION WHICH COULD DISRUPT OUR BUSINESS

      We continuously evaluate the benefits, on an integrated circuit, product-by-product basis, of migrating to smaller geometry process technologies in order to reduce costs. We have commenced migration of certain future products to smaller geometry processes. We believe that the transition of our products to increasingly smaller geometries will be important for us to remain competitive. We have in the past experienced difficulty in migrating to new manufacturing processes, which has resulted and could continue to result in reduced yields, delays in product deliveries and increased expense levels. Moreover, we are dependent on relationships with our foundries and their partners to migrate to smaller geometry processes successfully. If any such transition is substantially delayed or inefficiently implemented we may experience delays in product introductions and incur increased expenses. As smaller geometry processes become more prevalent, we expect to integrate greater levels of functionality as well as customer and third-party intellectual property into our products. Some of this intellectual property includes analog components for which we have little or no experience or in-house expertise. We cannot predict whether higher levels of design integration or the use of third-party intellectual property will adversely affect our ability to deliver new integrated products on a timely basis, or at all.

IF WE DISCOVER PRODUCT DEFECTS, WE MAY HAVE PRODUCT-RELATED LIABILITIES WHICH MAY CAUSE US TO LOSE REVENUES OR DELAY MARKET ACCEPTANCE OF OUR PRODUCTS

      Products as complex as those offered by us frequently contain errors, defects and functional limitations when first introduced or as new versions are released. We have in the past experienced such errors, defects or functional limitations. We sell products into markets that are extremely demanding of robust, reliable, fully functional products. Therefore delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could damage our credibility with our customers and adversely affect our ability to retain our existing customers and to attract new customers. Moreover, such errors, defects or functional limitations could cause problems, interruptions, delays or a cessation of sales to our customers. Alleviating such problems may require significant expenditures of capital and resources by us. Despite testing by us, our suppliers or our customers may find errors, defects or functional limitations in new products after commencement of commercial production, resulting in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, product repair or replacement costs, claims by our customers or others against us, or the loss of credibility with our current and prospective customers.

WE DO NOT MANUFACTURE OUR HARDWARE PRODUCTS AND WE ARE SUBJECT TO SUPPLY RISKS

      We outsource the manufacturing of our semiconductors and our broadband telephony and video monitoring system products to independent foundries and subcontract manufacturers, respectively. Our primary semiconductor manufacturer is Taiwan Semiconductor Manufacturing Corporation. Subcontract manufacturers include EFA Corporation in Taiwan and Flash Electronics in Fremont, California. We also rely on Amkor/Anam Electronics in South Korea for packaging and testing of our semiconductors. We do not have long-term purchase agreements with our subcontract manufacturers or our component suppliers. There can be no assurance that our subcontract manufacturers will be able or willing to reliably manufacture our products, or that our component suppliers will be able or willing to reliably supply components for our products, in volumes, on a cost effective basis or in a timely manner. We may experience difficulties due to our reliance on independent semiconductor foundries, subcontract manufacturers and component suppliers that could have a material adverse effect on our business and operating results.

      In addition, from time to time we may issue non-cancelable purchase orders to our third-party manufacturers for raw materials used in our video monitoring or other potential system-level products to ensure availability for long lead-time items or to take advantage of favorable pricing terms. If we should experience decreased demand for our video monitoring products or future system-level products, we would still be required to take delivery of and make payment for such raw materials. In the event of a significant decrease in system level product demand, such purchase commitments could have a material adverse effect on our business and operating results.

WE HAVE SIGNIFICANT INTERNATIONAL OPERATIONS, WHICH SUBJECTS US TO RISKS THAT COULD CAUSE OUR OPERATING RESULTS TO DECLINE

      Sales to customers outside of the United States represented 45%, 43% and 47% of total revenues in the nine months ended December 31, 1999 and the fiscal years ended March 31, 1999 and 1998, respectively. Specifically, sales to customers in the Asia Pacific region represented 21%, 26% and 25% of our total revenues in the nine months ended December 31, 1999 for the fiscal years ended March 31, 1999 and 1998, respectively, while sales to customers in Europe represented 24%, 17% and 22% of our total revenues for the same periods, respectively.

      International sales of our semiconductors will continue to represent a substantial portion of our product revenues for the foreseeable future. In addition, substantially all of our current products are, and substantially all of our future products will be, manufactured, assembled and tested by independent third parties in foreign countries. International sales and manufacturing are subject to a number of risks, including general economic conditions in regions such as Asia, changes in foreign government regulations and telecommunications standards, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable and difficulty in staffing and managing foreign operations. We are also subject to geopolitical risks, such as political, social and economic instability, potential hostilities and changes in diplomatic and trade relationships, in connection with its international operations. A significant decline in demand from foreign markets could have a material adverse effect on our business and operating results.

WE NEED TO HIRE AND RETAIN KEY PERSONNEL TO SUPPORT OUR PRODUCTS

      The development and marketing of our broadband telephony and video monitoring products will continue to place a significant strain on our limited personnel, management and other resources. Our ability to manage any future growth effectively will require us to successfully attract, train, motivate, retain and manage employees, particularly key engineering and sales managerial personnel, to effectively integrate new employees into our operations and to continue to improve our operational, financial and management systems. Our failure to manage growth and changes in our business effectively and to attract and retain key personnel could limit our growth and the success of our products and business.

      Further, we are highly dependent on the continued service of and our ability to attract and retain qualified technical, marketing, sales and managerial personnel. The competition for such personnel is intense, particularly in the San Francisco Bay area where we are located. The loss of any key person or the failure to recruit additional key technical and sales personnel in a timely manner would have a material adverse effect on our business and operating results. We currently do not have employment contracts with any of our employees and we do not maintain key person life insurance policies on any of our employees.

OUR STOCK PRICE HAS BEEN VOLATILE AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE

      The market price of the shares of our common stock has been and is likely to be highly volatile. It may be significantly affected by factors such as:

o     actual or anticipated fluctuations in our operating results;

o     announcements of technical innovations;

o     loss of key personnel;

o     new products or new contracts by us, our competitors or their customers;

o     governmental regulatory action; and

o developments with respect to patents or proprietary rights, general market conditions, changes in financial estimates by securities analysts and other factors which could be unrelated to, or outside our control.

      The stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against the issuing company. If our stock price is volatile, we may also be subject to such litigation. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would disrupt business and could cause a decline in our operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

                                 USE OF PROCEEDS

      The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares from the selling stockholders.

                        DESCRIPTION OF NOTES AND WARRANTS

      In December 1999, we issued $7.5 million of 4% Series A and Series B convertible subordinated notes (the "Notes"). The Notes mature on December 17, 2002, unless converted or redeemed earlier.

      The $3.75 million Series A notes are convertible into our common stock at a conversion price equal to 117.5% of the average closing bid price of our common stock for the five trading days starting February 1, 2000. The conversion price per share cannot be higher than $7.05 or lower than $4.00. The $3.75 million Series B notes are convertible into our common stock at a conversion price equal to 117.5% of the average closing bid price of our common stock for the five trading days starting March 8, 2000. We have the option to redeem the Series B notes at par in the event that the Series B conversion price is lower than the Series A conversion price divided by 1.175. In addition, we have the option to redeem the Series B debentures at 107% of par in the event that the Series B conversion price is greater than two times the Series A conversion price.

      For each of the Notes, the lender received a three year warrant to purchase our common stock equal in number to the amount of the corresponding notes divided by the conversion price of the notes. The exercise price of the warrants will be equal to the conversion price of the corresponding notes. We also issued warrants to the placement agent equal to 10% of the total warrants issued to the lender at substantially the same terms granted to the lender. If the Series B notes are redeemed by us, the related warrants will be terminated.


      We may issue an aggregate of up to 1,378,119 shares of common stock to certain holders of Series A and Series B notes and/or associated warrants in connection with the conversion of notes, exercise of warrants and/or interest payments pursuant to the terms of such notes and/or associated warrants.

                              SELLING STOCKHOLDERS

      The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock by the selling stockholders, as of March 21, 2000. The following table assumes that the selling stockholders sell all of their shares. We are unable to determine the exact number of shares that will actually be sold. None of the selling stockholders has held any position or office or had a material relationship with us.

      The percentage of shares beneficially owned is based on 22,894,380 shares outstanding at March 17, 2000 determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of March 21, 2000 through conversion of notes, exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

                                         NUMBER OF                        SHARES BENEFICIALLY
                                          SHARES                                OWNED
                                       BENEFICIALLY        SHARES         AFTER OFFERING(1)
                                        OWNED PRIOR        BEING       ------------------------
   NAME OF SELLING STOCKHOLDER          TO OFFERING       OFFERED      NUMBER(2)      PERCENT
-----------------------------------   ---------------   -----------    ----------    ----------
Fisher Capital Ltd.(3)                   794,545         794,545(4)         -             *
Wingate Capital Ltd.(3)                  486,977         486,977(4)         -             *

-----------------------------

*     Represents beneficial ownership of less than one percent.

(1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of 8x8's outstanding shares of common stock.

(2) This table assumes that all shares offered hereby will be sold by the selling shareholders.

(3) Citadel Limited Partnership is the trading manager of each of Fisher Capital Ltd. and Wingate Capital Ltd. (collectively, the "Citadel Entities") and consequently has voting control and investment discretion over securities held by the Citadel Entities. Kenneth C. Griffin indirectly controls Citadel Limited Partnership. The ownership information for each of the Citadel Entities does not include the ownership information for the other Citadel Entities. Citadel Limited Partnership, Mr. Griffin and each of the Citadel Entities disclaims beneficial ownership of the shares held by the other Citadel Entities.

(4) In addition to the share amounts shown, the "Shares Being Offered" may also include, with respect to Fisher Capital Ltd., up to 59,890 additional shares which may be issued in lieu of cash interest payments otherwise due on the Series A and Series B notes, and with respect to Wingate Capital Ltd., up to 36,707 additional shares may be issued in lieu of cash interest payments otherwise due on the Series A and Series B notes.

                              PLAN OF DISTRIBUTION

      We are registering the resale of the shares of the common stock on behalf of the selling stockholders. As used in this prospectus, the term "selling stockholders" includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale or non-sale related transfer. We will not receive any of the proceeds of this offering. The selling stockholders are offering shares of common stock that they received or will receive in connection with the stock exchange agreement. The selling stockholders may also have received shares of common stock as payments of interest by us. This prospectus covers their resale of up to 1,378,119 shares of common stock.

      The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders may sell the shares on the Nasdaq National Market, or in private sales at negotiated prices.

      The selling shareholders may sell shares of common stock from time to time in one or more transactions:

      o     at fixed prices that may be changed,

      o     at market prices prevailing at the time of sale, or

      o at prices related to such prevailing market prices or at negotiated prices.

      The selling shareholders may offer their shares of common stock in one or more of the following transactions:

      o on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

      o     in the over-the-counter market,

      o     in privately-negotiated transactions,

      o     through options,

      o     by pledge to secure debts and other obligations,

      o     by a combination of the above methods of sale, or

      o     to cover short sales made pursuant to this prospectus.

      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

      The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders may also pledge or loan the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus. In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

      In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers or agents to participate. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. We will pay all expenses incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

      The selling stockholders and any underwriter, broker-dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act of 1933.

      In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

      At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.


                                  LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon by Latham & Watkins, Menlo Park, California, counsel to 8x8, Inc.


                                     EXPERTS

      The consolidated financial statements of 8x8, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

      We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

================================================================================

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, or a solicitation of an offer to buy, such securities by anyone in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of 8x8, Inc. since the date as of which information is given in this Prospectus.



                             -----------------------

                                TABLE OF CONTENTS

                                         Page
WHERE YOU CAN FIND MORE INFORMATION.......2
THE COMPANY...............................3
RISK FACTORS..............................3
USE OF PROCEEDS..........................12
DESCRIPTION OF NOTES AND WARRANTS........13
SELLING STOCKHOLDERS.....................13
PLAN OF DISTRIBUTION.....................14
LEGAL MATTERS............................15
EXPERTS..................................15

                                    8X8, INC.
                                1,378,119 SHARES


                                       OF



                                  COMMON STOCK




                                   PROSPECTUS




                                  March , 2000



================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The Registrant will pay all expenses incident to the offering and sale to the public of the share being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

SEC registration fee                   $ 8,480.72
NASDAQ National Market listing fee           0
Legal fees and expenses                  5,000
Accounting fees and expenses             5,000
Miscellaneous expenses                  10,000
                                       ----------
        Total                          $28,480.72
                                       ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, Article VI of the Bylaws of the Registrant provides that: (i) the Registrant is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (iii) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

      The Registrant's policy is to enter into an indemnification agreement having the form filed as Exhibit 10.1 to Registration Statement No. 333-15627 with each of its directors and executive officers, that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnification agreements provide that directors and officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which such person provides services at the request of the Registrant. The Registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Board of Directors or brought to enforce a right to indemnification under the indemnification agreement, the Registrant's Bylaws or any statute or law. Under the agreements, the Registrant is not obligated to indemnify the indemnified party:

      (a) if a court of competent jurisdiction, by final judgment or decree, shall determine that (i) the claim or claims in respect of which indemnity is sought arise from an indemnitee's fraudulent, dishonest or willful misconduct, or (ii) such indemnity is not permitted under applicable law; or

      (b) on account of any suit in which judgment is rendered for an accounting of profits made from the purchase or sale by an indemnitee of securities of the Registrant in violation of the provisions of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any federal, state or local statutory law; or

      (c) for any acts or omissions or transactions from which a director may not be relieved or liability under the Delaware General Corporation Law; or

      (d) with respect to proceedings or claims initiated or brought voluntarily by an indemnitee and not by way of defense, except (i) with respect to proceedings brought in good faith to establish or enforce a right to indemnification under the indemnification agreement or any other statute or law, or (ii) at the Registrant's discretion, in specific cases if the Board of Directors of the Registrant has approved the initiation or bringing of such suit; or

      (e) for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) which have been paid directly to an indemnitee by an insurance carrier under a policy of directors' and officers' liability insurance maintained by the Registrant; or

      (f) on account of any suit brought against an indemnitee for misuse or misappropriation of non-public information, or otherwise involving indemnitee's status as an "insider" of the Registrant, in connection with any purchase or sale by an indemnitee of securities of the Registrant.

      The indemnification provisions in the Bylaws and the indemnification agreements entered into between the Registrant and its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act of 1933.

ITEM 16. EXHIBITS

        4.1 Securities Purchase Agreement, dated as of December 15, 1999 by and among Wingate Capital Ltd., Fisher Capital Ltd. and the
                 Registrant with schedule and exhibits (Incorporated by reference from Exhibit 4.1 of the Quarterly Report on Form 10-Q filed on February 14, 2000)
        4.2 Registration Rights Agreement, dated as of December 15, 1999, by and among Registrant and the parties listed therein
                 (Incorporated  by reference from Exhibit 4.2 of the Quarterly
                 Report on Form 10-Q filed on February 14, 2000)
        5.1      Opinion of Latham & Watkins
       23.1      Consent of PricewaterhouseCoopers LLP, Independent Accountants
       23.2      Consent of Counsel (included as Exhibit 5.1)
       24.1      Power of Attorney (included on page II-4)


ITEM 17. UNDERTAKINGS

A.    UNDERTAKING REGARDING RULE 415 OFFERING

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

      (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
            Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.    UNDERTAKING IN RESPECT OF INDEMNIFICATION

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

D.    UNDERTAKING PURSUANT TO RULE 430A

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of the prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on March 21, 2000.

                                        8X8, INC.

                                        By: /s/ PAUL VOOIS
                                           -------------------------------------
                                           Paul Voois, CHAIRMAN OF THE BOARD
                                           AND CHIEF EXECUTIVE OFFICER



                                POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Paul Voois and David M. Stoll, jointly and severally, as attorneys-in-fact, each with the power of substitution, in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to sale attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the dates indicated in the capacities indicated.

           SIGNATURE                                 TITLE                                     DATE
--------------------------------   ---------------------------------------------------   ----------------

/s/ PAUL VOOIS                     Chairman of the Board and Chief Executive Officer       March 21, 2000
--------------------------------   (Principal Executive Officer)
Paul Voois

/s/ DAVID M. STOLL                 Chief Financial Officer and Vice President, Finance     March 21, 2000
--------------------------------   (Principal Financial and Accounting Officer)
David M. Stoll


/s/ KEITH R. BARRACLOUGH           President, Chief Operating Officer and Director         March 21, 2000
--------------------------------
Keith R. Barraclough


/s/ LEE CAMP                       Director                                                March 21, 2000
--------------------------------
Lee Camp


/s/ BERND GIROD                    Director                                                March 21, 2000
--------------------------------
Bernd Girod


/s/ GUY L. HECKER                  Director                                                March 21, 2000
--------------------------------
Guy L. Hecker, Jr.

           SIGNATURE                                 TITLE                                     DATE
--------------------------------   ---------------------------------------------------   ----------------


/s/ JOE MARKEE                     Director                                                March 21, 2000
--------------------------------
Joe Markee


/s/ WILLIAM TAI                    Director                                                March 21, 2000
--------------------------------
William Tai

                                INDEX TO EXHIBITS

EXHIBIT NUMBER     DESCRIPTION
---------------    ----------------
    4.1            Securities Purchase Agreement, dated as of December 15, 1999 by and among Wingate Capital Ltd., Fisher Capital Ltd. and the
                   Registrant with schedule and exhibits (Incorporated by reference from Exhibit 4.1 of the Quarterly Report on Form 10-Q filed on
                   February 14, 2000)

    4.2 Registration Rights Agreement, dated as of December 15, 1999, by and among Registrant and the parties listed therein
                   (Incorporated  by reference from Exhibit 4.2 of the Quarterly
                   Report on Form 10-Q filed on February 14, 2000)

     5.1           Opinion of Latham & Watkins

    23.1           Consent of PricewaterhouseCoopers LLP, Independent Accountants

    23.2           Consent of Counsel (included as Exhibit 5.1)

    24.1           Power of Attorney (included on page II-4)